UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 19, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Disclosure

July 19, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Disclosure

This has reference to an intimation made by erstwhile Housing Development Finance Corporation Limited (“HDFC Limited”) inter alia informing that HDFC Capital Advisors Limited (“HCAL”) entered into a Share Subscription Agreement for acquisition of 914 Compulsorily Convertible Preference Shares (“CCPS”) of Cognilements Private Limited (“Relata”) which post allotment, would entitle HCAL to hold approximately 4% to 7% of the share capital of Relata on a fully diluted basis.

HDFC Limited had also informed that the acquisition of shares was expected to be completed by June 30, 2023.

As you are aware, upon the amalgamation of HDFC Limited with and into the Bank becoming effective on July 1, 2023, HDFC Limited has been dissolved without being wound up and as part of the amalgamation, HCAL has become a subsidiary of the Bank with effect from the said date.

In this connection, we wish to inform you that due to delay in completion of certain ‘conditions precedent’ mentioned in the Share Subscription Agreement by Relata, HCAL could conclude the acquisition of 914 CCPS of Relata representing 4% to 7% of the share capital of Relata on a fully diluted basis, for an aggregate consideration of approx. Rs. 2 crore, only on July 17, 2023.

You are requested to take note of the above and arrange to bring this to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary